No M/0633/SP date June 30,2011
VIA EDGAR
June 30, 2011
Mr. John Cash
Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631
United States of America

Re:	Mechel OAO (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2010 (the “Form 20-F”) Filed April 12, 2011 File No. 1-32328 Response to comment letter dated May 27, 2011
Dear Mr. Cash:
     This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated May 27, 2011.
     All amounts are in thousands of U.S. dollars, unless stated otherwise.
Operating and Financial Review and Prospects
Results of Operations
Year ended December 31, 2010 compared to year ended December 31, 2009, page 147
1. We note your disclosure indicates a substantial portion of your sales revenue increase is attributable to market purchases and re-sales to “related metallurgical plants”. Please clarify for us and in future filings the nature of these sales. It is unclear if the term “related” is intended to mean related parties or otherwise. Also, please specifically address your consideration of the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis.
Response
     In 2010, Mechel Group (the “Group” or the “Company”) increased its trade transactions with the related metallurgical plants which are certain Russian and foreign metallurgical plants and trading companies named in Note 9 (l) of our financial statements. All these entities are related parties of the Group and the types and amount of transactions with them are also disclosed in Note 9(l) of our
Mechel OAO
Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation
Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com financial statements. Related metallurgical plants and the nature of these sales are also described in detail on pages 226-227 of the Form 20-F.
     We considered the factors provided in ASC 605-45-45 to determine if the sales of each type should be reported on gross basis. The factors are described in Note 2 (t) of our financial statements and include the following:
     “Revenues are reported based on the gross amount billed to the customer when the Group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when the Group has earned a commission or fee as an agent. The Group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognizes revenue on a gross basis: (1) the Group is the primary obligor in the arrangement; (2) the Group has general inventory risk including customer returns; (3) the Group has latitude in establishing price; (4) the Group changes the product or performs part of the service; (5) the Group has discretion in supplier selection; (6) the Group is involved in the determination of product or service specifications; (7) the Group has physical loss inventory risk; (8) the Group has credit risk. Otherwise, revenues are reported net when the Group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. This accounting policy of reporting revenue gross as a principal versus net as an agent has no effect on gross profit, income from continuing operations before taxes, or net income”.
     The fact of delivery occurs, since the products are delivered from the Group’s entities to the customer; the title for goods is transferred in accordance with the terms defined in the agreements. Risks and rewards of ownership are transferred from the Group to the customer at the moment when the title is transferred, and before the sale of finished goods to the Group, the related metallurgical plants have unrestricted right and opportunity to use these raw materials and finished goods in production process or sell them, can modify raw materials, sell them and grant security interest in them.
     The transactions with the related metallurgical plants for 2010 and 2009 included re-selling of goods purchased by the Group from third parties to the related metallurgical plants. These goods included mostly semi-finished goods and raw materials for metallurgical production (slabs, metal sheets and pipes, coke). Purchases of semi-finished goods on the open market for subsequent resale to third parties represent ongoing and central operations of the Group’s trading subsidiaries. The transactions of reselling third parties goods to the related parties add to the Group’s share in the market and represent part of the Group’s strategy to expand its trade operations. Such transactions are not peripheral or incidental and were carried out systematically in 2010. The receipt of revenues is not dependent on the customers’ reselling the goods delivered. The Group determined that it functioned as a principal in these transactions, and therefore, proceeds related to these sales were included in revenue from sale of goods in the consolidated statements of income and comprehensive income (loss), in the amounts of $201,186 and $nil for the years ended December 31, 2010 and 2009, respectively.
     ASC 605-45 indicates that whether a company should recognize revenue gross or net is a matter of judgment that depends on the relevant facts and circumstances and provides a number of factors or indicators that should be considered in the evaluation. We have analyzed the transactions of the resale of semi-finished goods purchased from third parties to the related metallurgical plants and determined gross revenue reporting was appropriate based on the following indicators — (i) the Group is the primary obligor, (ii) the related metallurgical plants have discretion in supplier selection, (iii) the Group has responsibility for general inventory risk including physical loss of inventory, (iv) the contracting parties have latitude in establishing prices, (v) the Group has involvement in determining product specifications for the metallurgical plants, and (vi) credit risk resides with the Company. Analysis of each indicator supporting gross revenue reporting as follows:

Gross revenue indicators	Consideration
The company is the primary obligor in the arrangement	The Group is the primary obligor in purchases and subsequent resale of goods to the related metallurgical plants. The Group separately contracts with the vendors and customers and is the responsible party for any product quality issues with its customers.

The company has general inventory risk (before a customer order is placed or upon customer return)	Inventory risk is transferred to the Group entities upon loading of the goods to the ship and stays with the Group until the goods are unloaded in the port of destination.

The company has latitude in establishing price	The Group has latitude to establish the price charged to the metallurgical plants; however, the prices are subject to market and competitive constraints given the nature of product being sold.

The company has discretion in supplier selection	The Group has discretion in selecting suppliers and enters into standard short-term purchase contracts with vendors or the related metallurgical plants.

The company is involved in the determination of product or service specifications	The Group supplies the products, which are necessary for the related metallurgical plants production. The Group is involved in determination of the related metallurgical plants needs and what is being produced in order to organize the supply of semi-finished goods effectively.

The company has physical loss inventory risk (after customer order or during shipping)	The Group has the risk of loss while the goods are in transit to the related metallurgical plants.

The company has credit risk	The Group bears the credit risk from the sales to the related metallurgical plants.

The amount the company earns is fixed	The amount the Company charges are negotiated directly with the related metallurgical plants but are subject to market and competitive constraints.
          The presentation on gross versus net basis of the transactions of reselling goods purchased on the market to the related metallurgical plants did not have significant impact on the Group’s operating income. These transactions amounted to:

		December 31,	December 31,
		2010	2009
		(in thousands of U.S. dollars)
	Nature
Catetory of transaction	of item
Purchase of raw materials and semi-finished products from	Costs	211,193	8,817
third parties and their resale to the related metallurgical plants.	Sales	227,512	9,002

     We believe the current presentation provides a clear picture of the economics of the business and provides overall transparency on the face of the financial statements. In our future filings, we will add cross-references to the more detailed information about the nature of these sales transactions with the related metallurgical plants disclosed in the Form 20-F.
Mining segment, page 154
2. We note that you use of the metric “Cash cost per tonne” in various sections of your filing for both your mining and steel segments. We note from other participants in the mining industry that this metric is typically a non-GAAP measure. Please tell us and expand your disclosure in future filings to provide an understanding of how the measure is calculated and how it is used by management. To the extent your metric is a non-GAAP measure, please provide the disclosures required by Item 10(e) of Regulation S-K in future filing.
Response
     Our cash cost per tonne is calculated for each significant production subsidiary and includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments. Our cash cost per tonne excludes such non-cash items as depreciation, depletion, write-down of inventories to their net realizable value.
     This performance indicator is widely used in the mining industry. Nonetheless, it is in no way a standard prescribed by US GAAP. We believe that some investors use this indicator, in addition to the financial information prepared in accordance with US GAAP, to evaluate our performance and our ability to generate cash. Our management uses this indicator to evaluate the performance of individual production subsidiary and its ability to generate cash.
     In our future filings, we will expand our disclosure of a non-GAAP measure “Cash cost per tonne” and provide an understanding of how this measure is calculated and how it is used by management. In addition we will provide the disclosures required by Item 10(e) of Regulation S-K.
Controls and Procedures, page 270
3. We note your disclosures regarding material weaknesses you identified that resulted in numerous audit adjustments. Please provide us additional information regarding the nature and magnitude of these adjustments and your consideration of whether these adjustments materially impacted interim financial information you previously filed.
Response
     As of December 31, 2010, four material weaknesses were identified that resulted in numerous audit adjustments to our financial statements. The nature of these audit adjustments were as follows:
Income statement adjustments
•	reclassification of results of certain transactions in cost of goods sold and revenues accounts;

•	adjustment to the presentation of expenses on railroad tariff;

•	adjustment to the amount of interest capitalization in construction-in-progress and other long-term assets;

•	adjustment to the accrual of certain expenses;

•	other adjustments.

     Balance sheet reclassification adjustments
•	reclassification between short-term and short-term portion of long-term debt;

•	reclassification between mining and non-mining assets;

•	netting of accounts payable and accounts receivable;

•	reclassifications within current assets;

•	reclassifications within current liabilities;

•	reclassification between current and non-current assets;

•	reclassification between current and non-current liabilities;

•	other adjustments.
Adjustments related to the financial statement disclosures
•	adjustment to the amounts of commitments;

•	adjustment to the presentation and disclosure of transactions with related parties.
     The magnitude of these audit adjustments was considered as significant as these adjustments were material to our financial statements for the year ended December 31, 2010.
     We have conducted an analysis of the audit adjustments to our financial statements for the year ended December 31, 2010, to assess if these adjustments could materially impact the interim financial information we furnished on the Form 6-K during the year 2010.
     Based on the assessment of the materiality of these adjustments on our interim financial information furnished during 2010, we do not believe that their effect on our earnings trends and our existing loan covenants in the interim financial information was material.
Financial Statements
Consolidated Statements of Cash Flows, page F-5
4. Please remove your Subtotal “Net Change before changes in working capital” from your statement of cash flow in future filings, as this presentation is not contemplated by ASC 230.
Response
     In our future filings, we will remove Subtotal “Net Change before changes in working capital” from the statement of cash flow.
Notes to the Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
(i) — Mining Assets and processing plant and equipment, page F-13
5. We note your policy disclosure states that exploration costs are expensed prior to establishing proven and probable reserves for a given property. You further state that no exploration costs were capitalized prior to the point when proven and probable reserves are established. Please tell us and disclosure in future filings, your accounting treatment for exploration costs subsequent to the establishment of proven and probable reserves for a given property.

Response
     Mining operations generally progress through four stages: (1) prospecting, or the search for mineral deposits; (2) exploration, or the work involved in assessing the size, shape, location, and economic value of the deposit; (3) development, or the work of preparing access to the deposit so that the minerals can be extracted from it; and (4) exploitation, the work of extracting the minerals.
     After the proven and probable reserves are established, the mining entity does not bear exploration costs, rather, it incurs development costs associated with the preparation of a commercially established mineable deposit (reserves) for its extraction, which is not in the production stage.
     All exploration costs are expensed as incurred. Mine development costs are capitalized after proven and probable reserves have been identified.
     We will disclose in future filings our accounting treatment for exploration costs subsequent to the establishment of proven and probable reserves for a given property.
6. Your disclosure further states that development costs include costs to “further delineate the mineral deposits.” Please clarify for us what you mean by this statement. It is unclear whether these costs represent delineation drilling to better define proven and probable reserves or if they also include drilling to upgrade measured, indicated or inferred resources to reserve status.
Response
     Delineation costs mentioned in Note 2 (i) to our consolidated financial statements (page F-13) represent delineation drilling to better define proven and probable reserves only. The amount of delineation costs in the period ended December 31, 2010 was insignificant.
     We will clarify this statement in our future filings.
7. We note your policy disclosure regarding depletion of your capitalized mine development costs. You indicate that costs are depleted using the units of production method either over the license term or the estimated lives of your mines, depending on when the license was granted. Please tell us and disclose in future filings if you are applying this policy for both open pit and underground mines. To the extent you are applying this policy to underground mines, please explain why you believe it is appropriate to use a life of mine reserve base in your calculations.
Response
     The capitalized mine development costs related to our underground mines are depleted using the units of production method over the license term only.
     The capitalized mine development costs related to our open pit mines are depleted using the units of production method either over the license term or the estimated lives of our mines, depending on when the license was granted. For the licenses acquired before August 22, 2004, we use the license term as a basis for depletion; for the licenses acquired after August 22, 2004, the basis for depletion is the estimated life of mine. On August 22, 2004, the Russian Subsoil Law changed and made the license extensions through the end of the estimated proven and probable reserves reasonably assured.

(n) — Long-lived impairment, including indefinite lived intangibles and goodwill, page F-15
8. We note your disclosure indicates you have tested goodwill at all your “major Group’s subsidiaries”. Please explain to us how you have defined your reporting units for goodwill allocation and testing purposes. In addition, as it relates to your mining segments, please tell us whether or not you are aggregating various mines for goodwill and mineral license impairment testing.
Response
     All our reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. All these reporting units prepare discrete financial information, which is reviewed by the operating management regularly. Goodwill allocated to these reporting units is recoverable separately from the operations of the respective reporting unit.
     In our mining segment, we do not aggregate various mines for goodwill impairment testing as there is only one reporting unit with allocated goodwill in this segment — a single entity Yakutugol with the main asset represented by Nerungrinsk open pit coal mine.
     For the purposes of mineral licenses impairment testing in our mining segment we aggregate various mines owned and operated by Southern Kuzbass Coal Company (SKCC) entity only.
9. It appears to us that an impairment of goodwill could be material to your operations. Please revise future filings, to disclosure the number of reporting units in each reportable segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please revise future filings, to identify the reporting units, along with the corresponding reportable segments, and to provide the following disclosures for each such unit:
•	The percentage by which fair value exceeds carrying values as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please indicate a discussion of those assumptions.

•	A discussion of any potential events, trends and / or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed carrying values for all of your reporting unites, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.
Response
     We will disclose in our future filings in Note 2(n) to our consolidated financial statements “Long-lived assets impairment, including indefinite lived intangibles and goodwill” the number of reporting units in each reportable segment. To the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact our results or total shareholders’ equity, we will revise future filings, to identify the reporting units, along with the corresponding reportable segments, and to provide the following disclosures for each such unit:
•	The percentage by which fair value exceeds carrying values as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of the uncertainties associated with each key assumption including when our assumptions materially deviate from your historical results

•	A discussion of any potential events, trends and / or circumstances that could have a negative effect on our estimated fair value.
     We will also disclose in our future filings whether estimated fair values substantially exceed carrying values for all of our reporting unites.
10. We note your disclosure indicates estimates of “recoverable minerals,” which you defined as the estimated amount that will be obtained in proven and probable reserves, is used in determining fair values for mining related assets. Please tell us to what extent if any, you consider value beyond proven and probable reserves in your impairment testing. Please refer to ASC 930-360-35-1.
Response
     We include in full the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset or goodwill related to the mining entity is impaired. Estimated cash flows also include the estimated cash outflows required to develop and extract the value beyond proven and probable reserves.
(t) — Revenue Recognition, page F-19
11. We note you may defer revenue recognition for certain transactions as the selling price may be subject to adjustment based upon market prices. Please tell us in more detail the nature of these transactions including whether or not you are using provisional pricing for these transactions. To the extent you are using provisional pricing, please tell us whether you have considered the existence of embedded derivatives in these arrangements. Refer to Section VII of the SEC Joint Regulations Committee meeting highlights, located at the website address: http://www.thecaq.org/resources/secregs/pdfs/hightlights/2002 09 25_Highlights.pdf.
Response
     Transactions where the selling price may be subject to adjustment based upon market prices occurred in the year ended December 31, 2008 and earlier. In the years ended December 31, 2009 and afterwards, we have changed the terms of our sales agreements by setting the time of the final selling price calculation before the moment of delivery of goods to the customers. Therefore, we did not have significant sales agreements for which we deferred the sales revenue because all selling price fluctuations occurred within these reporting periods. The amount of deferred revenue we have recognized as of December 31, 2010 was clearly insignificant ($0.9 million).
Note 3 — Acquisition, Investments and Disposals
(e) — The BCG Companies, page F-29
12. Please tell us to what extent you have considered and recognized in both recent and historical acquisitions, the value beyond proven and probable reserves in your fair value determinations and related purchase price allocations for acquired mining assets. We note for instance you have a contingent liability associated with the “Drilling Program” related to your acquisition of the BCG Companies. Please refer to ASC 930-805-30-1 for guidance.

Response
     ASC 930-805-30-1 states that an entity shall include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include value beyond proven and probable reserves in determining the fair value of the asset.
     The value beyond proven and probable reserves is the economic value that exists in a mining asset beyond the value attributable to proven and probable reserves. The distinction between the categories of reserves relates to the level of geological evidence and, therefore, confidence in the reserve estimates.
     The value beyond proven and probable reserves was considered and recognized in the fair value determinations and related purchase price allocations in the accounting for the acquisitions of the BCG Companies, Yakutugol and Elgaugol.
     The extent that we considered and recognized the value beyond our proven and probable reserves for the acquired mining assets is described below:
     a. The BCG Companies
     The fair value of mineral interests acquired together with the interest in the BCG Companies amounted to $2,172,382 as of the acquisition date (May 7, 2009) and include four categories of mineral interests: (1) proven and probable reserves estimated at $1,779,367; (2) resources (measured and indicated) estimated at $85,483; (3) inferred tonnage estimated at $234,614; (4) contingent reserves associated with the Drilling Program estimated at $72,918. The categories (2) — (4) represent value beyond proven and probable reserves (VBPP). We used the SEC industry Guide 7 and U.S.G.S. Circular 891 to classify the categories of mineral interests owned and leased by the BCG companies. The VBPP is attributable to (i) mineralized material, which includes measured and indicated amounts, that economic extraction is potentially feasible, (ii) inferred mineral resources, that part of a mineral resource for which the overall tonnages, grades and mineral contents can be estimated with a reasonable level of confidence based on geological evidence and apparent geological and grade continuity after applying economic parameters; (iii) the VBPP attributable to the contingent reserves, which was estimated using the potential of the seams included in the Drilling Program, for which the BCG Companies have the legal right to access. The value assigned to the contingent reserves, which represent the exploration potential, was determined by interpreting the known exploration information and exploration results, including geological data and/or geological information, that were available as of the acquisition date.
     We applied the Multi-Period Excess Earnings Method (MPEEM) to develop the value of the mineral interests acquired with the BCG Companies acquisition, including the value attributable to the VBPP. The MPEEM model which was developed for determining the fair value of these mineral interests included the effects of anticipated fluctuations in the future market price of minerals consistent with the expectations of marketplace participants. We considered all available information including current prices, historical averages, and forward pricing curves. These marketplace assumptions were consistent with our operating plans with respect to extracting coal from the properties that the BCG Companies have the legal right to access.
     b. Yakutugol
     The fair value of mineral assets acquired together with the controlling share in Yakutugol in October 2007 amounted to $1,384,861 as of the acquisition date and included two categories of mineral interests: (1) proven and probable reserves estimated at $967,073; (2) mineral deposits estimated at $381,788, that are similar to Yakutugol’s mineral reserves in all respects, except that these deposits are contained within the license boundary but are scheduled to be extracted beyond the license period which is expired in 2014. The category (2) represents VBPP.

     The VBPP was recognized and included in the fair value of mineral interests acquired as the extension of Yakutugol’s mineral license after its expiration considered by management to be reasonably assured.
     c. Elgaugol
     The fair value of mineral assets acquired together with the interest in Elgaugol in October 2007 amounted to $474,620 as of the date of acquisition. Elgaugol was a development stage entity as of that date due to the fact that acquired set of assets was not able, on a standalone basis, to perform normal operations and generate revenue stream. As of the date of acquisition, the value of mineral assets attributable to Elga coal deposit represented the VBPP; Elga coal deposit is estimated at approximately 2.1 billion tonnes according to the Russian Federation classification of resources and reserves system, but this coal cannot be economically extracted until certain works are conducted, including construction of mining plant and railroad.
Note 10 — Property, Plant and Equipment, Net, page F-50.
13. Please tell us and revise future filings to disclose the amount of repair and maintenance costs you expensed and capitalized during each period presented. Please also tell us and revise future filings to disclose the specific nature of the costs included in construction in progress and the estimated completion dates for the related projects.
Response
     According to our accounting policy, repair and maintenance costs are expensed as incurred. We expensed $68,950 and $61,149 of repair and maintenance costs in the years ended December 31, 2010 and 2009, respectively. These amounts represent the cost of third parties repair and maintenance services rendered to the Group during these periods and do not include the costs of repair and maintenance carried out internally. The costs of repair and maintenance carried out internally are accounted for according to the nature of the elements of the costs and include the cost of labor and related social taxes, spare parts, auxiliary materials, energy and other expenses.
     Construction-in-progress includes costs of acquisition of property, plant and equipment and may include the capitalized costs necessary to deliver the asset to its intended location and prepare it for its productive use. The internally developed assets at construction-in-progress stage may also include material, direct labor costs, and allocable material and manufacturing overhead costs.
     The description of our major projects included into construction-in-progress as of December 31, 2010 is presented in the table below:

Project	Description	Estimated year of completion
Mining Segment
Yakutugol
Construction of a rail branch to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit	2013

Southern Kuzbass Coal Company
Increase in coal production at Sibirginsk Underground	Increase in production output to 2.4 million tonnes per annum	2014
Construction of Erunakovsk-1 Underground	Increase in coal production by 4 million tonnes	2014

Steel Segment
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	2011
Construction of blooming concaster near oxygen- converter shop with vacuum degasser and ladle furnace	Design capacity 1.0 million tonnes of billets per annum	2011
Reconstruction of oxygen-converter production	Increase in cast weight to 152 tonnes	2013

Izhstal
Reconstruction of mill	Increase in capacity to 300,000 tonnes per annum and increase in quality of rolled products	2011

Ferroalloys segment
Bratsk Ferroalloy Plant
Reconstruction of ore-thermal ovens	Increase in capacity to 33 MVA	2012
     In our future filings, we will disclose the amount of repair and maintenance costs expensed during each period presented. We will also disclose the specific nature of the costs included in construction-in-progress and the estimated completion dates for the related major projects.
Note 11 — Mineral licenses. Net, pages F-51
14. Please tell us and revise future filings to disclose the carrying value of all capitalized costs related to Elga at each balance sheet date.
Response
     In Note 11 to our consolidated financial statements for the year ended December 31, 2010, page F-51 of the Form 20-F for the fiscal year ended December 31, 2010, the Group disclosed the carrying value of mineral licenses at each balance sheet date. The fair value of mineral license for the development of the Elga coal deposit pertaining to the appraised underlying mineral assets at the date of acquisition was determined by the Group based on appraisals performed by the independent mining engineers. The carrying value of the mineral license for the development of the Elga coal deposit does not include any capitalized costs related to Elga.
     The costs of construction of Elga related coal deposit complex, railroad, bridges, roads, etc. are capitalized within construction-in-progress and included in Note 10 “Property, plant and equipment” in the amount of $1,118,149 and $657,702 as of December 31, 2010 and 2009, respectively.
     In our future filings, we will clarify the disclosure of capitalized costs related to Elga.

Note 23 – Segmental Information, page F-81
15. Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50 and to disclose goodwill for each reportable segment as required by ASC 350-20-50.
Response
          ASC 280 requires a public entity to disclose the amount of revenues derived from transactions with external customers for each product or service or each group of similar products and services, if segments are not reported that way. ASC 280 does not define “similar” products and services. Therefore, the determination of whether two or more products and services are similar and can be combined for purposes of the entity-wide disclosures depends on the fact and circumstances of the particular entity.
          We are a group of highly diversified entities that are organized in four businesses (mining, ferroalloy, steel and power) that represent four reportable business segments and have separate management teams and offer different products and services. For the purposes of segments disclosure we consider the products produced by each segment as “the group of similar products” based on the following:
•	Each product produced inside of each segment is further used in the production process of the same segment or other segments in a similar way: 1) mining segment produces coal that is further used to produce coke in the same segment or sold to the external customers, and mining segment also produces iron ore concentrate. Coal, coke and iron ore concentrate are major raw materials used in the production process of our steel, ferroalloy and power segments; 2) ferroalloy segment produces ferroalloy products, including nickel, ferrosilicon and chrome that are major raw materials for our steel segment; 3) power segment generates electricity and heat power that are further used in the production process of our steel, mining or ferroalloy segments; 4) steel segment produces various steel products, including semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products that are further sold to the customers or used in the production process of the same segment.

•	We have a large number of products similar by their nature inside of each segment (e.g. various kinds of hardware products, forgings and stampings in steel segment, various kinds of ferroalloys in ferroalloy segment, various kinds of mining products in mining segment). We believe that the separate disclosure of revenue for all of them does not bring any additional value to the users of our financial statements.
          The disclosure of goodwill for each reportable segment as required by ASC 350-20-50 is made in Note 3 of our consolidated financial statements for the year ended December 31, 2010, pages F-26 – F-34.
* * * *
          In connection with our responses above, we acknowledge that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,
/s/ Stanislav A. Ploschenko
Stanislav A. Ploschenko
Senior Vice President – Finance

Copy to:
Kevin Stertzel
Anne McConnell